Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ATA Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-215674) on Form S-8 of ATA Inc. of our reports dated April 12, 2018, with respect to the consolidated balance sheets of ATA Inc. as of March 31, 2017 and December 31, 2017, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the two years ended March 31, 2017 and nine-month period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 Transition Report on Form 20-F of ATA Inc. dated April 12, 2018.

/s/ KPMG Huazhen LLP

Beijing China
April 12, 2018